SP 3/11/04

[redacted]

04001787

STATES
HANGE COMMISSION
D.C. 20549

EXECUTION COPY VF 3-4-04

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27519

FEB 26 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
T. R. Winston & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

376 Main Street
(No. and Street)

Bedminster	New Jersey	07921
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Galuchie, Jr. — (908) 234-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, John W. Galuchie, Jr. affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to T.R. Winston & Company, LLC for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Galuchie, Jr.
Title: President

Date: February 25, 2004

Sworn to and subscribed before me
This 25th day of February, 2004

Notary Public

KELLY ANN WEBER
NOTARY PUBLIC, STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 4, 2005

T. R. WINSTON & COMPANY, LLC

Table of Contents

Page

This report contains (check all applicable boxes):

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

We have audited the accompanying statement of financial condition of T.R. Winston & Company, LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.R. Winston & Company, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Companys management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 17, 2004

T. R. WINSTON & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

	December 31, 2003
ASSETS	
Cash and cash equivalents	$ 242,264
Securities owned	187,480
Receivable from clearing broker	271,130
Fixed assets, net	7,247
Other assets	54,665
Total assets	$ 762,786
LIABILITIES AND MEMBERS' EQUITY	
Securities sold, not yet purchased	$ 4,405
Accounts payable	27,555
Accrued expenses	141,844
Total liabilities	173,804
Members' equity	588,982
Total liabilities and members' equity	$ 762,786

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2003
Revenues:	
Brokerage commissions and fees	$ 2,821,725
Principal transactions:	
Trading	514,083
Investing	287
Interest and dividends	96,145
Management fee income	133,000
Total revenues	3,565,240
Expenses:	
Commissions	1,529,533
Employee compensation and benefits	906,660
Clearing fees and charges	400,274
General and administrative	228,484
Interest	3,748
Occupancy costs	150,365
Total expenses	3,219,064
Income before income taxes	346,176
Income tax expense	(23,286)
Net income	$ 322,890

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Common Stock		Additional Paid In Capital	Retained Earnings	Members' Equity	Total
	Shares	Par Value				
Balance at December 31, 2002	100,000	$1,000	$5,619,463	($5,245,657)	$ -	$374,806
Net income, seven months ended July 31, 2003	-	-	-	271,408	-	271,408
Withdrawal of capital by parent	-	-	(396,214)	-	-	(396,214)
Exchange of liability owed by Company to member	-	-	-	-	250,000	250,000
Merger and reorganization	(100,000)	(1,000)	(5,223,249)	4,974,249	250,000	-
Contribution of capital from member					37,500	37,500
Net income, five months ended December 31, 2003	-	-	-	-	51,482	51,482
Balance at December 31, 2003	-	$ -	$ -	$ -	$588,982	$588,982

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2003
Cash flows from operating activities:	
Net income	$322,890
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,794
Exchange of liability for capital	250,000
Change in net receivable from clearing broker	(187,075)
Change in other assets	(21,028)
Change in securities owned	(88,450)
Change in accounts payable and accrued expenses	52,940
Net cash provided by operating activities	334,071
Cash flows from investing activities- Purchase of fixed assets	(8,565)
Cash flows from financing activities:	
Withdrawal of capital by parent	(396,214)
Contribution of capital from parent	37,500
	(358,714)
Net decrease in cash and cash equivalents	(33,208)
Cash and cash equivalents at beginning of year	275,472
Cash and cash equivalents at end of year	$ 242,264

See accompanying notes to financial statements.

T. R. WINSTON & COMPANY, LLC

Notes to Financial Statements

1. Merger and Reorganization

Until July 31, 2003, T.R. Winston & Company, Inc. ("Winston"), was a wholly owned subsidiary of Kent Financial Services, Inc. ("Kent"). Effective July 31, 2003 Winston was merged with and into a newly formed Delaware limited liability company named T.R. Winston & Company, LLC (the "Company"). Concurrent with the merger and reorganization, Kent sold 60% of the Company to two executives of the Company pursuant to a Limited Liability Company Operating Agreement (the "Agreement"). In connection with this transaction one of the Company's executives converted an amount due to him as a capital contribution. Concurrently, Winston paid cash to Kent reducing the Company's initial equity to $500,000.

This merger and reorganization was accounted for in accordance with Statement of Financial Accounting Standards 141 - Business Combinations ("SFAS 141"). In particular, SFAS 141 provides that transactions of entities under common control are not business combinations using purchase accounting. Rather this transaction is effectively a change in a reporting entity and as a result, is treated in a manner similar to pooling of interests accounting. Therefore, the financial statements are presented as if the transfer of net assets occurred as of the beginning of the year and the results of operations and cash flows are presented on a combined basis for the twelve months ended December 31, 2003.

2. Summary of Significant Accounting Policies

The Company is a licensed broker-dealer in all states (except Alaska) and the District of Columbia and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation. The Company conducts retail securities brokerage, trading and investment banking business.

The Company records securities transactions and the related revenues and expenses on a trade date basis. The effect of all unsettled transactions at December 31, 2003 is accrued in the statement of financial condition.

The Company acts as placement agent for a real estate exchange program. The Company records as revenue these placement fees

only after the individual exchange transactions are completed and closed. These revenues are included in brokerage commissions and fees.

The Company takes proprietary trading securities positions to satisfy customer demand for Nasdaq market and over-the-counter securities. Realized and unrealized gains and losses from holding proprietary trading positions for resale to customers are included in principal transactions trading revenues. The Company also holds principal investment securities which are recorded at quoted market prices or at fair value as determined by management based on other relevant factors. The net change in market or fair value of investment securities owned is included in principal transactions investing revenues.

The Company receives interest income on its credit balances at the clearing broker and is charged interest expense on its debit balances at the clearing broker.

The Company records all fixed assets at cost. Depreciation of equipment and amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives, generally two to seven years.

The Company was formed as a limited liability company and as such is classified as a partnership for federal income tax purposes, therefore, the taxable income from the Company's operations is allocated to the Company's members.

The Company considers as cash equivalents all short-term investments which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value. Cash equivalents consist entirely of U.S. Treasury bills that will mature in March 2004. Substantially all cash and cash equivalents are on deposit with the clearing broker.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

To the extent permitted by the net capital provisions of Rule 15c 3-1 under the Securities Exchange Act of 1934 the Company pursuant to the Agreement will distribute all Net Available Cash (as defined in the Agreement) in excess of $500,000 on a quarterly basis through July 2005. Allocations of the Company's net profits (after priority allocations governed by the Agreement) for any fiscal period are allocated among the members in proportion to their percentage ownership.

3. Receivable from Clearing Broker

The Company conducts its business on a fully disclosed basis with one clearing broker, Bear, Stearns Securities Corp., on behalf of its customers and for its own proprietary accounts, pursuant to a clearance agreement. The Company is subject to credit risk should the clearing broker be unable to pay this balance or return the securities owned by the Company and held in custody by the clearing broker.

4. Income Taxes

Kent filed a federal income tax return which included the operations of Winston for the seven months ended July 31, 2003. Income tax expense recorded by the Company in the current statement of operations, relates to state taxes due on the income earned by Winston for the seven months ended July 31, 2003.

5. Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital

of $492,076, which was $392,076 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

6. Commitments and Contingencies

The Company leases its main office facilities from Kent. In accordance with the Agreement Kent agreed to lease to the company the premises that were occupied by Winston immediately prior to the merger and reorganization. Kent and the Company each have the right to terminate the lease upon 90 days' notice. Future minimum rental requirements under the terms of the lease are $16,000 for 2004.

The Company leases certain office space from their clearing broker for a monthly rental of approximately $7,400, however, this lease is cancelable with 90 days' notice. Future minimum rental requirements under the terms of this lease are approximately $22,000 for 2004. The Company sublicenses part of these premises to several subtenants under sublicense terms substantially equivalent to the Company's lease agreement. Rental income under these agreements in 2003 was approximately $50,000.

Aggregate net rent expense for the year ended December 31, 2003 was approximately $106,000, including $66,000 paid to Kent.

7. Related Party Transactions

The Company reimburses an affiliate for the cost of certain group medical insurance and office supplies. Such reimbursements were approximately $111,000 for the year ended December 31, 2003.

Affiliates of the Company maintained brokerage accounts with

the Company and the Company received commissions from those affiliates totaling approximately $46,000 during the year ended December 31, 2003.

In accordance with the Agreement, Kent reimburses the Company $7,500 per month from August 2003 through July 2005 to offset the guaranteed payment of one of the members. This reimbursement is recorded as a contribution to members equity and Kent receives a priority allocation of this expense.

An administrative fee of $19,000 per month was paid to Winston by affiliates for management services performed by Winston on behalf of the affiliates. These services included corporate governance, financial management and accounting services. Commencing on August 1, 2003 the Company ceased performing these management services and accordingly no longer received these administrative fees.

Eligible employees can elect to participate in an affiliates qualified 401(k) Retirement Plan (the "Plan"). Employees may voluntarily contribute up to 15% of their compensation, not to exceed the Internal Revenue Service limit. The employees' contributions are 100% vested and the Company's contribution, if any, vests over a six-year period in accordance with the vesting schedule in the Plan. There was no employer matching contribution in 2003.

Also see Note 6 for other related party items.

8. Securities Owned

Securities owned, which consisted entirely of proprietary trading securities positions held for resale to customers, consist of the following:

	Owned	Sold Not Yet Purchased
Marketable equity securities	$187,480	$ 4,405

9. Off-balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities, on an agency and principal basis. The Company's exposure to off-balance sheet credit risk occurs if a customer, clearing agent or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

10. Supplemental Disclosure of Cash Flow Information

Cash paid for:	
Interest	$ 3,748
Taxes	$ 2,399
Non cash financing activities:	
Contribution of net assets from Kent in exchange for membership interest	$250,000
Capital contribution in exchange for liability owed to member	$250,000

Schedule I

T. R. WINSTON & COMPANY, LLC

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2003

Aggregate Indebtedness	
Accounts payable	$ 27,555
Accrued expenses	141,844
Total aggregate indebtedness	$ 169,399
Net Capital	
Total Members' Equity from statement of financial condition	$ 588,982
Subtract:	
Fixed assets, net	(7,247)
Other assets	(54,665)
Tentative net capital	527,070
Haircuts on securities owned	(28,122)
Undue concentration	(6,872)
Net capital	492,076
Minimum net capital required (Pursuant to Rule 15C3-1(a)(4)	100,000
Excess net capital	$ 392,076
Excess net capital at 1000 %	$ 475,136
Ratio of aggregate indebtedness to net capital	.34

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by T. R. Winston & Company, LLC. and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2003.

****

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
T.R. Winston & Company, LLC
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of T.R. Winston & Company, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we studied the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

February 17, 2004